SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        Schedule 13 G


          Under the Securities Exchange Act of 1934
                     (Amendment No. 8 )*


                         S-K-I Ltd.
                      (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

                         784406 10 0
                       (CUSIP Number)



Check the following box if a fee is being paid with this statement /_/ . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))


Item 1(a).     Name of Issuer:

               S-K-I Ltd.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               Airport Executive Plaza #5
               P.O. Box 5494
               West Lebanon, NH  03784

Item 2(a).     Name of Person Filing:

               Preston Leete Smith

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               c/o S-K-I Ltd.
               Airport Executive Plaza #5
               P.O. Box 5494
               West Lebanon, NH 03784

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               784406 10 0

Item 3.        Inapplicable.

Item 4.        Ownership:

          (a) Amount Beneficially Owned as of December 31,1995:  662,218

          (b) Percent of Class:  11.4

          (c) Number of shares as to which such person has:

               (I) sole power to vote or to direct the vote: 662,218
               (ii) shared power to vote or to direct the vote:    0
               (iii) sole power to dispose or to direct the
                     disposition of :  662,218
               (iv) shared power to dispose or direct the
                     disposition of :        0

Item 5.   Ownership of Five Percent or Less of a Class:

          Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Inapplicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company:

          Inapplicable.

Item 8.   Identification and Classification of Members of the Group:

          Inapplicable.

Item 9.   Notice of Dissolution of Group:

          Inapplicable.

Item 10.  Certification:

          Inapplicable.


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 1996
Date

Preston Leete Smith
Name